UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 6)

Under the Securities Exchange Act of 1934

PRG-SCHULTZ INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

69357C107

(CUSIP Number)

Murray A. Indick
Blum Capital Partners, L.P.
909 Montgomery Street, Suite 400
San Francisco, CA 94133
(415) 434-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 69357C107		SCHEDULE 13D	Page 2 of 11

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON		BLUM CAPITAL PARTNERS, L.P. 94-3205364

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*		See Item 3

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION		California

	NUMBER OF	7. SOLE VOTING POWER	-0-

	SHARES	8. SHARED VOTING POWER	15,636,578**

	BENEFICIALLY	9. SOLE DISPOSITIVE POWER	-0-

	OWNED BY EACH	10. SHARED DISPOSITIVE POWER	15,636,578**
PERSON WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		15,636,578**

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		22.4%**

14.	TYPE OF REPORTING PERSON		PN, IA

** See Item 5

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 69357C107		SCHEDULE 13D	Page 3 of 11

1.	NAME OF REPORTING PERSON		RICHARD C. BLUM & ASSOCIATES, INC.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON		94-2967812

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*		See Item 3

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION		California

	NUMBER OF	7. SOLE VOTING POWER	-0-

	SHARES	8. SHARED VOTING POWER	15,636,578**

	BENEFICIALLY	9. SOLE DISPOSITIVE POWER	-0-

	OWNED BY EACH	10. SHARED DISPOSITIVE POWER	15,636,578**
PERSON WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		15,636,578**

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		22.4%**

14.	TYPE OF REPORTING PERSON		CO

**	See Item 5

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 69357C107		SCHEDULE 13D	Page 4 of 11

1.	NAME OF REPORTING PERSON		BLUM STRATEGIC GP, L.L.C.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON		94-3303831

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*		See Item 3

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

	NUMBER OF	7. SOLE VOTING POWER	-0-

	SHARES	8. SHARED VOTING POWER	15,636,578**

	BENEFICIALLY	9. SOLE DISPOSITIVE POWER	-0-

	OWNED BY EACH	10. SHARED DISPOSITIVE POWER	15,636,578**
PERSON WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		15,636,578**

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		22.4%**

14.	TYPE OF REPORTING PERSON		OO (Limited Liability Company)

**	See Item 5

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 69357C107		SCHEDULE 13D	Page 5 of 11

1.	NAME OF REPORTING PERSON		BLUM STRATEGIC PARTNERS II, L.P.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON		94-3395151

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*		See Item 3

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

	NUMBER OF	7. SOLE VOTING POWER	-0-

	SHARES	8. SHARED VOTING POWER	15,636,578**

	BENEFICIALLY	9. SOLE DISPOSITIVE POWER	-0-

	OWNED BY EACH	10. SHARED DISPOSITIVE POWER	15,636,578**
PERSON WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		15,636,578**

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		22.4%**

14.	TYPE OF REPORTING PERSON		PN

**	See Item 5

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 69357C107		SCHEDULE 13D	Page 6 of 11

1.	NAME OF REPORTING PERSON		BLUM STRATEGIC GP II, L.L.C.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON		94-3395150

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*		See Item 3

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

	NUMBER OF	7. SOLE VOTING POWER	-0-

	SHARES	8. SHARED VOTING POWER	15,636,578**

	BENEFICIALLY	9. SOLE DISPOSITIVE POWER	-0-

	OWNED BY EACH	10. SHARED DISPOSITIVE POWER	15,636,578**
PERSON WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		15,636,578**

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		22.4%**

14.	TYPE OF REPORTING PERSON		OO (Limited Liability Company)

**	See Item 5

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 69357C107		SCHEDULE 13D	Page 7 of 11

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON		RICHARD C. BLUM

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*		See Item 3

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION		U.S.A.

	NUMBER OF	7. SOLE VOTING POWER	-0-

	SHARES	8. SHARED VOTING POWER	15,636,578**

	BENEFICIALLY	9. SOLE DISPOSITIVE POWER	-0-

	OWNED BY EACH	10. SHARED DISPOSITIVE POWER	15,636,578**
PERSON WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		15,636,578**

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		22.4%**

14.	TYPE OF REPORTING PERSON		IN

**	See Item 5

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 69357C107                                                  SCHEDULE 13D                                                  Page 8 of 11

Item 1.    Security and Issuer

This Amendment No. 6 amends the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on August 26, 2002 by Blum Capital Partners, L.P., a California limited partnership, (“Blum L.P.”); Richard C. Blum & Associates, Inc., a California corporation (“RCBA Inc.”); Blum Strategic GP, L.L.C., a Delaware limited liability company (“Blum GP”); Blum Strategic GP II, L.L.C., a Delaware limited liability company (“Blum GP II”); Blum Strategic Partners II, L.P., a Delaware limited partnership (“Blum Strategic II”); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a managing member of Blum GP and Blum GP II (collectively, the “Reporting Persons”). This amendment to the Schedule 13D relates to the purchase of shares of Common Stock of PRG-Schultz International, Inc., a Georgia corporation (the “Issuer”) in a privately-negotiated transaction, and certain related transactions involving the sellers, the Issuer, and others. The principal executive office and mailing address of the Issuer is 2300 Windy Ridge Parkway, Suite 100 North, Atlanta, Georgia 30339-8426. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4.    Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to add the following additional information:

The transaction previously described in the Schedule 13D Amendment No. 5 was consummated on August 27, 2002. A copy of a final executed Stock Purchase Agreement dated as of August 16, 2002, and executed copies of the Additional Agreements are attached hereto as Exhibit II and incorporated by reference herein.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended as follows:

(a),(b) According to information furnished to the Reporting Persons by the Issuer, there were 64,571,944 shares of Common Stock issued and outstanding as of July 31, 2002. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report direct holdings as follows:

CUSIP NO. 69357C107                                                  SCHEDULE 13D                                                  Page 9 of 11

(i) Blum L.P. and RCBA Inc. report holdings of 1,756,400 of the Common Stock on behalf of the limited partnerships for which Blum L.P. serves as the general partner and Blum L.P.’s investment advisory clients, which represents 2.7% of the outstanding shares of the Common Stock; (ii) Blum GP reports holdings of 117,700 shares of the Common Stock on behalf of the limited partnership for which it serves as the general partner, which represents 0.2% of the outstanding shares of the Common Stock; (iii) Blum GP II reports holdings of 7,029,550 shares of the Common Stock on behalf of the limited partnership for which it serves as the general partner, which represents 10.9% of the outstanding shares of the Common Stock; and (iv) Mr. Blum reports the aggregate of these shares for a total of 8,903,650 shares of the Common Stock, which represents 13.8% of the outstanding shares of the Common Stock.

In addition, because Blum L.P. has voting and investment power with respect to 118,800 shares that are legally owned by The Common Fund for the account of its Multi-Strategy Equity Fund (“The Common Fund”), those shares are reported as beneficially owned by Blum L.P. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 15 Old Danbury Road, Wilton, Connecticut 06897-0812. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

Voting and investment power concerning the above shares are held solely by Blum L.P., Blum GP and Blum GP II. The Reporting Persons may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 9,022,450 shares of the Common Stock, which is 14.0% of the outstanding Common Stock. As the sole general partner of Blum L.P., RCBA Inc. is deemed the beneficial owner of the securities over which Blum L.P. has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Additionally, Mr. Blum may be deemed to be the beneficial owner of the securities over which Blum GP and Blum GP II have voting and investment power.

In the event that the Reporting Persons converted the Convertible Notes into Common Stock (see the Schedule 13D Amendment Number 2, filed by the Reporting Persons on December 5, 2001), the Reporting Persons would be deemed to have beneficial ownership of 14,190,410 shares, and the Issuer would be deemed to have 69,739,904 shares issued and outstanding. The Reporting Persons would thus be deemed to have beneficial ownership of 20.4% of the Common Stock, as follows:

(i)  Blum L.P. and RCBA Inc. would be deemed to have beneficial ownership of 4,986,375 shares, which represents 7.2% on an as converted basis;

(ii)  Blum GP II would be deemed to have beneficial ownership of 8,967,535 shares, which represents 12.9% on an as converted basis;

CUSIP NO. 69357C107                                                  SCHEDULE 13D                                                  Page 10 of 11

(iii)  Blum GP would be deemed to have beneficial ownership of 117,700 shares, which represents 0.2% on an as converted basis; and

(iv)  Mr. Blum might be deemed to have beneficial ownership of 14,190,410 shares, which represents 20.4% on an as converted basis.

In addition, assuming that the Reporting Persons converted the Convertible Notes into Common Stock and that they acquired all the shares subject to the put/call arrangement contained in the Secured Promissory Note, the Reporting Persons would be deemed to have beneficial ownership of 15,636,578 shares, and the Issuer would be deemed to have 69,739,904 shares issued and outstanding. The Reporting Persons would thus be deemed to have beneficial ownership of 22.4% of the Common Stock, as follows:

(i)  Blum L.P. and RCBA Inc. would be deemed to have beneficial ownership of 4,896,375 shares, which represents 7.2% on an as converted basis;

(ii)  Blum GP II would be deemed to have beneficial ownership of 10,413,703 shares, which represents 14.9% on an as converted basis;

(iii)  Blum GP would be deemed to have beneficial ownership of 117,700 shares, which represents 0.2% on an as converted basis; and

(iv)  Mr. Blum might be deemed to have beneficial ownership of 15,636,578 shares, which represents 22.4% on an as converted basis.

Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc., or any of the managing members and members of Blum GP and Blum GP II, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum GP or Blum GP II, except to the extent of any pecuniary interest therein.

(c)  There were no other reportable transactions other than the transaction described in Item 4 above and Schedule 13D Amendment #5.

(d) and (e)  Not applicable.

Item 7.    Material to be Filed as Exhibits

Exhibit I	Joint Filing Undertaking

Exhibit II	Stock Purchase Agreement and Additional Agreements

CUSIP NO. 69357C107                                                  SCHEDULE 13D                                                  Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:    September 5, 2002

RICHARD C. BLUM & ASSOCIATES, INC.		BLUM CAPITAL PARTNERS, L.P. By: Richard C. Blum & Associates, Inc. its General Partner

By	/S/ MURRAY A. INDICK	By	/S/ MURRAY A. INDICK
	Murray A. Indick Partner, General Counsel and Secretary		Murray A. Indick Partner, General Counsel and Secretary

BLUM STRATEGIC GP, L.L.C.		RICHARD C. BLUM

By	/S/ MURRAY A. INDICK	By	/S/ MURRAY A. INDICK
	Murray A. Indick, Member		Murray A. Indick, Attorney-in-Fact

BLUM STRATEGIC GP II, L.L.C.		BLUM STRATEGIC PARTNERS II, L.P. By: Blum Strategic GP II, L.L.C., its General Partner

By	/S/ MURRAY A. INDICK	By	/S/ MURRAY A. INDICK
	Murray A. Indick, Member		Murray A. Indick, Member